Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 20, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 20, 2007, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 15 June 2007 for use in the group’s share saving plan have on 19 June 2007 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 1,469,218 shares.

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

In connection with the merger of Statoil with Hydro Petroleum, Statoil has filed with the US Securities and Exchange commission a registration statement on Form F-4 (File No.: 333-141445), which includes a prospectus relating to the Statoil ordinary shares (including Statoil ordinary shares represented by Statoil ASA American Depositary Shares (ADSs)) to be issued to Norsk Hydro shareholders (or holders of Norsk Hydro ADSs) who are US persons or are located in the United States. INVESTORS AND HOLDERS OF NORSK HYDRO SECURITIES WHO ARE US PERSONS OR ARE LOCATED IN THE UNITED STATES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may inspect and copy the registration statement and the prospectus relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. Norsk Hydro shareholders in the United States may obtain free copies of such materials filed with the SEC by calling or writing to Statoil at +47 51 99 00 00 or Forusbeen 50, N-4035 Stavanger, Norway.

STATOIL ASA (Registrant)
Dated: June 20, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer